Exhibit 2.4

Certificate of Ownership and Merger

Merging

THE AEROSTRUCTURES CORPORATION

Into

VOUGHT AIRCRAFT INDUSTRIES, INC.

Pursuant to Section 253 of the General
Corporation Law of the State of Delaware

Vought Aircraft Industries, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify that:

FIRST:  The Company was organized and is existing under the Delaware General Corporation Law.

SECOND:  The Aerostructures Corporation (“TAC”) was organized and is existing under the Delaware General Corporation Law.

THIRD:  The Company is the legal and beneficial owner of one-hundred percent (100%) of the outstanding shares of Common Stock, $0.01 par value per share, of TAC (the “Shares”).  The Shares constitute the sole outstanding class of stock of TAC.

FOURTH:  The Board of Directors of the Company, by written consent without a meeting in accordance with Section 141(f) of the Delaware General Corporation Law, duly adopted on December 31 , 2003, the following resolutions which have not been amended or rescinded and are now in full force and effect:

WHEREAS, the Company is the legal and beneficial owner of one-hundred percent (100%) of the outstanding shares of Common Stock, $0.01 par value per share (the “Common Stock”), of The Aerostructures Corporation, a Delaware corporation (“TAC”);

WHEREAS, the Common Stock is the only class of capital stock of TAC issued and outstanding; and

WHEREAS, the Board of Directors of the Company has determined that the preservation of the corporate existence of TAC is no longer desirable in the contact of the business of the Company and its subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the holders of the Company’s 8% Senior Notes due 2011.

NOW, THEREFORE BE IT

RESOLVED, that TAC be merged with and into the Company and that the Company assume all of the obligations of TAC (the “Merger”);

RESOLVED, that any officer of the Company shall be and each hereby is authorized to execute and acknowledge a Certificate of Ownership and Merger, pursuant to Section 253 of the Delaware General Corporation Law setting forth a copy of these resolutions to merge TAC into the Company, and the date of adoption thereof, and shall file the same in the office of the Secretary of State of the State of Delaware, and a certified copy thereof in the office of the Recorder of Deeds of New Castle County, and the Merger shall be effective at 12:15 a.m. eastern standard time on January 1, 2004 (the “Effective Time”), in accordance with Section 103 of the Delaware General Corporation Law; and further,

RESOLVED, that at the Effective Time each outstanding share of Common Stock shall, by virtue of the Merger, be cancelled and retired; and

RESOLVED, that the officers of the Company and its counsel be and each hereby is authorized to execute and file all documents and to take any and all other action as they shall, in their judgment, deem necessary or appropriate to carry into effect the foregoing resolutions.

FIFTH:  This Certificate of Ownership and Merger shall be effective at 12:15 a.m. eastern standard time on January 1, 2004.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by W. Bruce White, Jr., its Corporate Secretary, as of the 31st day of December, 2003.

VOUGHT AIRCRAFT INDUSTRIES, INC.

By:	/s/ Bruce White, Jr.
	Name:	Bruce White, Jr.
	Title:	Corporate Secretary